                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------
                                  SCHEDULE 13G

                                 (Rule 13d-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 2)/1/


                              Prophet 21, Inc.
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                                (Name of Issuer)


                         Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                  743459 10 9
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                                (CUSIP Number)

                                 --------------




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         /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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   CUSIP No.      743459 10 9           13G    Page    2    of     7     Pages
------------------------------               -----------------------------------

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  1    NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

           John E. Meggitt  (see Exhibit A)          ###-##-####
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  [ ]
                                                                      (b)  [ ]

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  3    SEC USE ONLY

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  4    CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.A.

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     NUMBER OF       5  SOLE VOTING POWER           1,835,628  (see Exhibit A)
      SHARES       -------------------------------------------------------------
   BENEFICIALLY      6  SHARED VOTING POWER         N/A
     OWNED BY      -------------------------------------------------------------
       EACH          7  SOLE DISPOSITIVE POWER      1,835,628  (see Exhibit A)
     REPORTING     -------------------------------------------------------------
    PERSON WITH      8  SHARED DISPOSITIVE POWER    N/A

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  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                    1,835,628  (see Exhibit A)
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  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES*                                                     [ ]

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  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                   47.6%

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  12   TYPE OF REPORTING PERSON*                                           IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------            -------------------------------------
   CUSIP No.      743459 10 9       13G       Page    3    of    7     Pages
-------------------------------            -------------------------------------

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  1     NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

              Dorothy M. Meggitt  (see Exhibit A)              ###-##-####
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  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [_]
                                                                      (b)  [_]

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  3     SEC USE ONLY


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  4     CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.A.

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    NUMBER OF       5  SOLE VOTING POWER              439,264 (see Exhibit A)
     SHARES       --------------------------------------------------------------
  BENEFICIALLY      6  SHARED VOTING POWER            N/A
    OWNED BY      --------------------------------------------------------------
      EACH          7  SOLE DISPOSITIVE POWER         439,264  (see Exhibit A)
    REPORTING     --------------------------------------------------------------
   PERSON WITH      8  SHARED DISPOSITIVE POWER       N/A

--------------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                      439,264  (see Exhibit A)

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  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*                                                    [_]

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  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                  11.4%

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  12    TYPE OF REPORTING PERSON*                                           IN

--------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).  Name of Issuer:

            The issuer of the securities to which this statement relates is Prophet 21, Inc., a Delaware corporation.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            The issuer's principal executive offices are located at 19 West College Avenue, Yardley, Pennsylvania 19067.

Item 2(a).  Name of Person Filing:

            The persons filing are John E. Meggitt, Ph.D. and Dorothy M.
            Meggitt.

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            The principal business office is Prophet 21, Inc., 19 West College Avenue, Yardley, Pennsylvania 19067.

Item 2(c).  Citizenship:

            The citizenship is U.S.A.

Item 2(d).  Title of Class of Securities:

            The title of the class of securities is common stock, $0.01 par value.

Item 2(e).  CUSIP Number:

            The CUSIP number is 743459 10 9.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            Selection of a filing category pursuant to Rules 13d-1(b) or 13d-2(b) is not applicable.

Item 4.     Ownership.

            (a) The number of shares beneficially owned by John E. Meggitt is 1,835,628 and the number of shares beneficially owned by Dorothy M. Meggitt is 439,264. (See Exhibit A.)

            (b) The percent of the class held by John E. Meggitt is 47.6%, and the percent of the class held by Dorothy M. Meggitt is 11.4%.

            (c)(i) John E. Meggitt has sole power to vote or to direct the vote of 1,835,628 shares, and Dorothy M. Meggitt has sole power to vote or to direct the vote of 439,264 shares.

               (ii) The shared power to vote or to direct the vote of shares is not applicable.

               (iii) John E. Meggitt has sole power to dispose or to direct the disposition of 1,835,628 shares, and Dorothy M. Meggitt has sole power to dispose or to direct the disposition of 439,264 shares.

               (iv) The shared power to dispose or to direct the disposition of shares is not applicable.

Item 5.     Ownership of Five Percent or Less of a Class.

            The ownership of five percent or less of a class is not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            The ownership of more than five percent on behalf of another person is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         The identification and classification of the subsidiary which acquired the security being reported on by the parent holding company is not applicable.

Item 8.  Identification and Classification of Members of the Group.

         The identification and classification of members of the group is not applicable.

Item 9.  Notice of Dissolution of Group.

         The notice of dissolution of a group is not applicable.

Item 10. Certification.

         The certification regarding Rule 13d-1(b) is not applicable.

                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 11, 1997                 /s/ John E. Meggitt, Ph.D.
                                  ---------------------------------------
                                    John E. Meggitt, Ph.D. (Shareholder)

February 11, 1997                 /s/ Dorothy M. Meggitt
                                  ---------------------------------------
                                    Dorothy M. Meggitt (Shareholder)

       The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

          Note. Six copies of this statement, including all exhibits, should be filed with the Commission.

          Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001.)

                                   EXHIBIT A
                                       TO
                                  SCHEDULE 13G

     Each of the undersigned hereby agrees that the Schedule 13G filed with the Securities and Exchange Commission on February 11, 1997, relating to 2,274,892 shares of common stock, $0.01 par value, of Prophet 21, Inc. is filed on behalf of each of them. Dr. Meggitt and Mrs. Meggitt, husband and wife, own 1,835,628 shares of common stock and 439,264 shares of common stock, respectively.



February 11, 1997                /s/ John E. Meggitt, Ph.D.
                                 ---------------------------------------
                                         John E. Meggitt, Ph.D.

February 11, 1997                /s/ Dorothy M. Meggitt
                                 ---------------------------------------
                                         Dorothy M. Meggitt